ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 18, 2022	Ali R. Olia T +1 617 951 7204 ali.olia@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jaea Hahn

Re:	Thrivent ETF Trust (the “Trust”)

File Nos. 333-261454 and 811-23759

Dear Ms. Hahn:

This letter is being filed to respond to the comments received from you in writing on January 3, 2022 regarding the Trust’s initial registration statement on Form N-1A (the “Registration Statement”) relating to Thrivent Small-Mid Cap ESG ETF (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2021. The Staff’s comments, together with the Trust’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Trust’s Registration Statement.

General

1.

Comment: We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor’s consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: Registrant will complete the portions of the filing that are incomplete in a pre-effective amendment to the Registration Statement. Registrant understands that additional comments may be provided.

2.	Comment: Please provide the name of the Fund’s independent registered public accounting firm in correspondence.

Securities and Exchange Commission	- 2 -	February 18, 2022

Response: Registrant expects PricewaterhouseCoopers LLP will serve as the Fund’s independent registered public accounting firm.

3.

Comment: The staff is aware that on December 7, 2021, the Trust filed an application seeking exemptive relief from certain provisions of the 1940 Act (the “Application”) and that the Application incorporates by reference the terms and conditions of a prior order granting the same relief. See Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (Nov. 14, 2019) (notice) and 33711 (Dec. 10, 2019) (order) (together, the “Natixis Order”) and the related application (File No. 812-14870) (the “Natixis Application”). Please tailor the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Natixis Order, including the relevant representations and conditions, directly and indirectly contained in the Application.

Response: Registrant confirms that the disclosure throughout the Registration Statement has been tailored to conform to the specific exemptive relief granted by the Natixis Order, including the relevant representations and conditions, directly and indirectly contained in the Application.

4.

Comment: Please supplementally explain if you have submitted, or expect to submit, any exemptive application other than the Application, or no-action request in connection with the registration statement.

Response: Registrant intends to submit a request for exemptive relief from Rule 14e-5 under the Securities Exchange Act of 1934, as amended, to the Commission’s Division of Corporation Finance.

Cover Page

5.	Comment: Please highlight the legend more prominently, for example in bold text or in a larger font.

Response: Registrant confirms that the requested change has been made.

6.	Comment: For clarity, please refer to the Fund as either the “Fund” or “this ETF” rather than using both terms.

Response: Registrant confirms that the requested change has been made.

Securities and Exchange Commission	- 3 -	February 18, 2022

7.

Comment: In the last line of the legend, please add more specific cross references to the discussion of the proxy portfolio, proxy portfolio structure risk, Authorized Participant concentration risk, premium/discount risk and trading halt risk.

Response: Registrant confirms that the requested changes have been made.

Fes and Expenses, p. 3

8.

Comment: Please move the third sentence of the introductory paragraph before the expense example (“The example does not take into account…”) to the narrative paragraph before the fee table as required by Item 3 of Form N-1A. In addition, please revise the language to more closely track the language in the Form.

Response: Registrant notes that, as required by Item 3 of Form N-1A, the second sentence of the introductory paragraph before the fee table states that “[y]ou may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.” Registrant does not believe any changes are required.

Principal Strategies, pp. 3-4

9.	Comment: Please move the definition of “Adviser” from “Proxy Portfolio Risk” to the principal strategy section.

Response: Registrant confirms that the requested change has been made.

10.

Comment: The Fund’s name includes “ESG” which suggests a type of investment. Therefore, per rule 35d-1 under the Investment Company Act, the Fund must include an 80% names rule policy that covers ESG as well as small-mid cap stocks. Please revise the 80% policy accordingly.

Response: Registrant believes that because the term “ESG” as used in the Fund’s name suggests an investment strategy rather than a type of security, the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “ESG.” Registrant believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the adopting release for Rule 35d-1, the Commission stated that “the rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.” In addition, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Commission Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment

Securities and Exchange Commission	- 4 -	February 18, 2022

[emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” Likewise, it is Registrant’s view that the term “ESG” as used by the Registrant suggests an investment strategy. Registrant believes that this position is consistent with the general view of the investment company industry. See, e.g., Letter from Susan Olson, General Counsel, Investment Company Institute dated May 5, 2020 regarding Request for Comment on Fund Names (SEC Release No. IC-33809 (March 2, 2020) (“We recommend that the Commission clarify that references such as ‘ESG,’ ‘Sustainable,’ ‘Responsible’ or other names of funds with investment mandates requiring qualitative assessment of environmental, social or governance-related factors not be required to comply with the Names Rule, as these names suggest an investment strategy akin to names like ‘growth’ or ‘value’).

Accordingly, Registrant respectfully declines the Staff’s request for the Fund to adopt a Rule 35d-1 policy with respect to the term “ESG.” While the Fund will not adopt a Rule 35d-1 policy with respect to the term “ESG,” the Fund is cognizant that pursuant to Section 35(d) of the 1940 Act the Fund’s name may not be materially deceptive or misleading and plans to implement the Fund’s investment strategy accordingly.

11.	Comment: Please revise the description of investments to add that they must be listed or traded on a national securities exchange as required the Natixis Application.

Response: Registrant confirms that the requested change has been made.

12.

Comment: In the first sentence of the first paragraph on page 4, please supplementally explain if the Fund will use all four of the enumerated benchmarks to determine small/mid-cap companies since the companies included in the listed benchmarks may have a wide range of market capitalization. If the Fund intends to use only the Russell 2500 Index and the S&P MidCap Index as suggested by the second sentence of this paragraph, please revise the first sentence accordingly.

Response: Registrant notes that the first sentence of the first paragraph on page 4 sets forth the Fund’s investment universe, whereas the second sentence of this paragraph sets forth the Fund’s definition of small-cap companies and mid-cap companies. Registrant believes that those two statements are not inconsistent with one another and that no revisions are necessary.

13.	Comment: In the second paragraph on page 4, in the first sentence, please clarify what you mean by “create value.”

Response: Registrant has removed the term “create value.”

Securities and Exchange Commission	- 5 -	February 18, 2022

14.	Comment: Please more clearly explain the Fund’s ESG area(s) of focus (e.g., will it emphasize environmental, social and governance factors equally?).

Response: Registrant respectfully submits that it does not have an ESG area of focus, nor does it emphasize a particular factor over another systematically. Registrant has revised the disclosure in order to clarify this.

15.

Comment: Please clarify how the small/mid-cap selection and ESG processes will work together. For example, will the Fund first identify potential small/mid-cap companies then engage in an ESG analysis?

Response: Registrant refers to the first paragraph under “Principal Strategies,” which currently states that the Adviser “focuses mainly on the equity securities of small and mid-sized U.S. companies that the Adviser determines have sustainable long-term business models and a demonstrated commitment to [ESG] policies, practices or outcomes.” Registrant also refers to the third paragraph under “Principal Strategies,” which states that “[t]he Adviser generally looks for small- to mid-sized companies that, in its opinion, have strong growth prospects, are in an industry with a positive economic outlook, have high-quality management, and/or have a strong financial position” and that “[t]he Adviser uses fundamental, quantitative, and technical investment research techniques to determine what securities to buy and sell.”

Registrant notes that, consistent with this disclosure, the Adviser will first identify small and mid-sized U.S. companies that the Adviser determines have sustainable long-term business models and a demonstrated commitment to ESG policies, practices or outcomes. Having identified such companies, the Adviser will then determine which of them have, in the Adviser’s opinion, strong growth prospects, are in an industry with a positive economic outlook, have high-quality management, and/or have a strong financial position. Then, using a fundamental, quantitative, and technical investment research techniques, the Adviser determines which securities to buy and sell.

Registrant has made clarifying revisions in the “Principal Strategies” section to reflect the above.

16.

Comment: In the fourth paragraph on page 4, you discuss possible ways you may evaluate portfolio companies for ESG purposes. Please more specifically discuss the due diligence practices the Adviser will use as part its proprietary screening methodology. For example, does it rely solely on third party screens and/or data in conducting due diligence or does it engage in other forms of due diligence (e.g., directly engaging w/ portfolio companies)?

Securities and Exchange Commission	- 6 -	February 18, 2022

Response: Registrant has revised the disclosure in the second to last paragraph under “Principal Strategies,” which states that “[t]he Adviser will use various indicators, scores and other metrics, including the Adviser’s own analysis as well as third-party data sources…” and that “the Adviser may rely on, among other things, any information provided by third party vendors or by statements by the relevant companies.” Registrant notes that, consistent with this disclosure, the Adviser may consider data from third-party resources, such as Sustainalytics and the Sustainability Accounting Standards Board (SASB), as part of the investment process, but that the Adviser may also perform its own independent analysis of issuers and does not necessarily rely on information provided by third parties. Registrant further notes that the weight given to third party information depends on the Adviser’s assessment of the information’s materiality and relevance to its approach. Registrant believes that the Fund’s current disclosure accurately describes the Adviser’s screening methodology and that no additional detail beyond what is included is required.

17.	Comment: Please explain whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments.

Response: Registrant confirms that the Fund’s ESG criteria are taken into consideration for every investment it makes, subject to certain limited exceptions such as investments made for short-term cash management purposes.

18.

Comment: We note that the Fund intends to use one or multiple third party data/scoring providers. In the principal strategies, please identify the provider that the fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers’ criteria/methodology in the principal strategies. Also consider any related principal risks to the Fund’s use of third party data providers, since the criteria used by providers can differ significantly.

Response: Registrant reserves the ability to consider ESG-related information made available by a wide variety of service providers, but the Registrant does not intend to use any one or more of such service providers primarily. Accordingly, Registrant declines to identify any ESG third-party data providers in its principal investment strategies or any such service provider’s specific methodologies. The Registrant has revised its disclosure to make its intended use of data from a variety of third party firms clearer.

Registrant also refers to the following disclosure currently included under “Investment Selection Risk” in the Principal Risks section of the Prospectus: “the portfolio management team may utilize information published by third-party sources and as a result there is a risk that this information might be incorrect, incomplete, inconsistent or incomparable, which

Securities and Exchange Commission	- 7 -	February 18, 2022

could cause the Adviser to incorrectly assess a company’s business model or practices. Assessing the sustainability of a business model and a company’s commitment to ESG policies, practices or outcomes involves significant judgment and the Adviser (or a third party data provider) may not assess those correctly.” Registrant believes this disclosure sufficiently describes the risks associated with the Fund’s use of third party data providers and that no changes are needed.

19.

Comment: The Fund should disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response: Registrant intends to respond to this comment in a subsequent pre-effective amendment.

20.	Comment: In the last paragraph, please clarify whether there will be a minimum overlap threshold between the Proxy Portfolio and the Actual Portfolio.

Response: Registrant confirms that the Fund will not require a minimum overlap and that the requested change has been made.

21.	Comment: In the last paragraph, please clarify that the Proxy Portfolio will hold only certain securities that trade on a national securities exchange contemporaneously with the Fund’s shares.

Response: Registrant confirms that the Proxy Portfolio will hold only certain securities that trade on a national securities exchange contemporaneously with the Fund’s shares and that the requested change has been made.

22.

Comment: Please clarify what regulation limits the types of securities in which the Fund may invest, and the limits that might affect the Fund’s ability to implement its investment strategies. If accurate, please change the reference from “regulation” to the “Natixis Order.” Additionally, given the disclosure that regulation may limit “the Fund’s ability to implement its investment strategies,” please supplementally explain whether the Adviser considered the appropriateness of the ETF’s structure per the Fund’s strategy.

Response: Registrant confirms that the requested change from “regulation” to the “Natixis Order” has been made. Registrant further confirms that the Adviser considered the appropriateness of the Fund’s structure per its strategy and believes that such structure is appropriate, including in light of, among other things, the Fund’s actively managed investment strategies and the Fund’s focus on domestically listed equity securities.

Securities and Exchange Commission	- 8 -	February 18, 2022

Principal Risks, pp. 4-7

Proxy Portfolio Risk, pp. 4-5

23.	Comment: At the end of the carryover paragraph at the top of page 5, please also add, if accurate, that there is a possibility of additional expense related to operating the proxy portfolio.

Response: Registrant confirms that the requested change has been made.

24.	Comment: In the second bullet point, please disclose the threshold if deviations become too large or add the information to the Item 9 disclosure in the statutory prospectus.

Response: Registrant refers to the “Leadership Structure and Oversight Responsibilities” section of the Statement of Additional Information, which states that:

In addition to the Board’s general responsibilities of protecting shareholder interest, the Board also has additional oversight responsibilities under the Order. Given the structure of the Fund, the Adviser will monitor on an on-going basis how shares trade, including the level of any premium/discount to NAV and the bid/ask spreads on market transactions. For at least the first three years after the launch of the Fund, the Advisor will promptly call a meeting of the Board (and will present to the Board for its consideration, recommendations for appropriate remedial measures) and the Board will promptly meet (1) if the Tracking Error exceeds 1%; (2) if, for 30 or more days in any quarter or 15 days in a row (a) the absolute difference between either the closing price or the bid/ask price, on one hand, and NAV, on the other, exceeds 2%; or (b) the bid/ask spread exceeds 2%; or (3) as otherwise deemed necessary or appropriate by the Adviser. In such a circumstance, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, corrective measures would be appropriate to, among other things, narrow the Tracking Error, premium/discount, or bid/ask spread, as applicable. The Board will then decide whether to take any such action. Potential actions may include, but are not limited to: (a) changing lead market makers; (b) listing the Fund on a different exchange; (c) changing the size of Creation Units; (d) changing the Fund’s investment objective or strategy; (e) publicly disclosing additional information regarding the Proxy Portfolio and/or Actual Portfolio; and (f) revising the algorithms and model universe used as part of the NYSE Proxy Portfolio Methodology. Should the Adviser conclude that the premium/discount between the market price and NAV of the shares remains persistently high, it could recommend to the Board that it liquidate the Fund or

Securities and Exchange Commission	- 9 -	February 18, 2022

authorize the Adviser to pursue the potential conversion of the fund to a fully-transparent, active ETF or a mutual fund. The Board will also regularly review the Fund’s historical premiums/discounts and bid-ask spreads following the three-year period after the Fund’s launch, under the same standards as applied during the first three years of the Fund’s life, and determine if any corrective measures may be appropriate. For at least the first three years after launch of each Fund, the Board will also undertake these considerations on an annual basis regardless of whether the Fund’s preset thresholds have been crossed.

Registrant believes this disclosure sufficiently describes the threshold if deviations become too large and respectfully declines to make the requested change.

Premium/Discount Risk, p. 5

25.

Comment: Please note whether remedial action may be taken in the event of wider premiums and discounts, and what those actions might be. Where appropriate, please discuss the remedial action required if certain thresholds are hit for spread and tracking errors as well.

Response: Please see the response to Comment 24 above. Registrant believes that the existing disclosure referenced therein adequately describes the remedial action that may be taken in the event of wider premiums and discounts and if certain thresholds are hit for spread and tracking errors.

Investment Selection Risk, p. 5

26.	Comment: For clarity, please revise this risk factor heading to reflect that it discusses risks related to the Fund’s ESG investment strategy.

Response: Registrant confirms that the requested change has been made.

Authorized Participant Concentration Risk, p. 6

27.

Comment: Please revise the last sentence of the paragraph to clarify that fewer Authorized Participants may want to participate and more may be willing to walk away during times of market volatility due to the novel and unique structure of the Fund.

Response: Registrant confirms that the requested change has been made.

Securities and Exchange Commission	- 10 -	February 18, 2022

Health Crisis Risk, p. 6

28.	Comment: Please consider combining this risk with Market Risk which also discusses public health threats that may affect markets.

Response: Registrant believes having Health Crisis Risk and Market Risk as separate principal risks is appropriate and respectfully declines to combine Health Crisis Risk with Market Risk.

More about Investment Strategies and Risks, p. 8

29.	Comment: Please revise the second paragraph since the Fund has only recently applied for exemptive relief to rely on the Natixis Order and fix the citation to reference Natixis rather than the NYSE.

Response: Registrant confirms that the requested changes have been made.

30.

Comment: For clarity, in the second paragraph, please add the defined term “Permissible Investments” as used in the Natixis Application after the enumerated list of permitted investments and use the term as appropriate throughout the Prospectus.

Response: Registrant confirms that the requested change has been made.

Information about Certain Non-Principal Investment Strategies, p. 8

Illiquid Investments, p. 8

31.	Comment: Please conform the discussion of illiquid investments to the Natixis Application to state that the Fund will not purchase any security that is illiquid at the time of purchase.

Response: Registrant confirms that the requested change has been made.

Glossary of Principal Risks, pp. 10-14

32.	Comment: We note certain risks such as ESG Risk, Large Cap Risk and Liquidity Risk, are not listed as principal risks in the summary. Please identify all principal risks in the summary prospectus.

Response: Registrant has removed ESG Risk, Large Cap Risk and Liquidity Risk from the Item 9 disclosure.

Securities and Exchange Commission	- 11 -	February 18, 2022

Investment Selection Risk, p. 12

33.	Comment: Please combine “Investment Selection Risk” with “ESG Risk” as the two risk factors both discuss risks related to ESG investing consistent with comment 26 above.

Response: Registrant confirms that the requested change has been made.

Large Cap Risk, p. 12

34.	Comment: Please clarify why this risk is presented given the Fund does not disclose that it will invest in large-cap securities as part of its principal strategies.

Response: Registrant has removed Large Cap Risk from the principal risks disclosure.

Liquidity Risk, p. 12

35.	Comment: In the second sentence, please limit the examples to securities that are described as principal investments (e.g., delete foreign securities and high-yield bonds).

Response: Registrant refers to its response to Comment 32 and notes that Liquidity Risk has been removed from the Item 9 disclosure.

Personal Securities Investments, p. 16

36.

Comment: Per the requirements of the Natixis Order, please clarify that the Fund and each person acting on behalf of the Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in rule 100(b)(2)(iii) therein shall not apply).

Response: Registrant confirms that the Fund and each person acting on behalf of the Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in rule 100(b)(2)(iii) therein shall not apply).

Statement of Additional Information

Derivatives, p. 8

37.	Comment: Please revise the discussion of derivatives to include only those instruments that are Permissible Investments under the Natixis Application such as exchange-traded futures.

Securities and Exchange Commission	- 12 -	February 18, 2022

Response: Registrant confirms that the requested change has been made.

Other Investment Companies, p. 8

38.	Comment: Please review and revise this discussion to conform to the Natixis Application which limits the Fund’s investment in other investment companies.

Response: Registrant confirms that the requested change has been made.

Defensive Investing, p. 9

39.

Comment: Please clarify that even if the Fund invests for temporary defensive purposes, it will invest only in Permissible Investments that may be inconsistent with the Fund’s principal investment strategies.

Response: Registrant confirms that the requested change has been made.

Acceptance of Creation Orders, p. 35

40.

Comment: Please revise the first sentence as follows: “The Trust reserves the right to reject a creation order transmitted to it by the Distributor in respect of the Funds for any legally permissible reason, including, but not limited to, the following circumstances: (i) the order is not in the proper form ….” Please also delete “(iii) acceptance of a Fund Deposit would have certain adverse tax consequences” and “(v) acceptance of a Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners of the Fund.”[1]

1 We note that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019).

Securities and Exchange Commission	- 13 -	February 18, 2022

Response: Registrant respectfully declines to make the requested changes and deletions. While the Registrant does not anticipate regularly rejecting creation orders, Registrant respectfully submits that reserving the ability to reject a particular order that may have adverse tax consequences on the ETF or may have an adverse effect on the Fund is appropriate.

Redemption of Creation Units, p. 36

41.

Comment: Please revise the second paragraph as appropriate to refer to the Proxy Portfolio; the Fund will not make available the identity of its securities immediately prior to the opening of business on each Business Day.

Response: Registrant confirms that the requested change has been made.

Description of Debt Ratings, pp. 44-49

42.	Comment: Since the Fund is investing in equities, please consider removing the description of debt ratings.

Response: Registrant confirms that the requested change has been made.

Part C: Other Information

Item 28: Exhibits

43.	Comment: Please file the other finalized exhibits once they are available.

Response: Registrant confirms that it will file the other finalized exhibits once they are available.

Exhibit 99.A: Agreement and Declaration of Trust

44.

Comment: We note that the Declaration of Trust has an exclusive forum provision (section 7) requiring all claims to be brought in state or federal court in Massachusetts. Please disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: Registrant confirms that the requested change has been made.

Securities and Exchange Commission	- 14 -	February 18, 2022

45.

Comment: Section 8(b) relates to derivative claims and requires demand on the Board. Furthermore, the section states “Any decision by the Trustees to bring, maintain or settle such court action, proceeding or claim, or to submit matter to a vote of shareholders … shall be binding.” The same language is also repeated in section 11.3(b) of the Bylaws. Please disclose these provisions in the prospectus/SAI. Please revise the Declaration of Trust to carve out any claims arising under the federal securities laws from the limitation that any decision of the Trustee is binding, and reflect such carve out in the related prospectus/SAI disclosure.

Response: Registrant notes that Section 8(a) of the Declaration of Trust and Section 11.3(a) of the Bylaws state that a “direct” shareholder claim shall refer to, among other things, a claim for which an action is provided under the federal securities laws. Registrant further notes that Section 8(b) of the Declaration of Trust and Section 11.3(b) of the Bylaws only apply to derivative claims and do not apply to direct claims, including claims for which an action is provided under the federal securities laws. Registrant therefore does not believe that any revisions to the Declaration of Trust are needed. Registrant has, however, revised its disclosure in the SAI to clarify that Section 8(b) does not apply to direct claims, such as claims for which an action is provided under the federal securities laws.

*****

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (617) 951-7204 or Jeremy C. Smith at (212) 596-9858.

Sincerely,

/s/ Ali R. Olia

Ali R. Olia

CC:	Jeremy C. Smith
Brian D. McCabe
John D. Jackson